UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

EXPLANATORY NOTE

This Amendment to our ‘Information of interest to the market’ communication that was originally filed on October 17, 2012, is being filed solely for the purpose of amending the English translation which was an abstract of the original document in Spanish.

INFORMATION OF INTEREST TO THE MARKET

(Santiago, Chile, October 16th, 2012) Regarding the information published today in Diario Financiero entitled "CCU joins the ownership of the Chilean water company Manantial", CCU considered it necessary to inform to the market the following: the subsidiary Aguas CCU-Nestlé Chile S.A. has agreed with the current shareholders of the company Manantial S.A., the acquisition of 51% of said company -which carries on the business of home and office delivery of purified water in bottles with the use of dispensers, internationally known as “HOD”( home and office delivery).

The mentioned transaction has not yet materialized as it is subject to certain conditions, including a due diligence process. CCU’s Board of Directors, at its session held on October the 3rd, was informed of this transaction and agreed to disclose it to the market   once executed.

This partnership will enable Aguas CCU-Nestlé Chile S.A. to participate in a new business category, in which today the company has a very small presence, composed of home and offices that request delivery of purified water directly to their domiciles.

CCU is a diversified beverage company operating principally in Chile and Argentina.CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. For more information, visit www.ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: October 18, 2012